Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric [redacted] ng Kong.
Telepho[redacted] s: Electric
Facsimil[redacted] hec.com.hk

Please a
PO Box 9

05010610

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 1 8 2005
WASH, D.C. 190

12th August 2005

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

SUPPL

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Press Announcement - Interim results for the half year ended 30th June 2005 dated 11th August 2005

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

PROCESSED
AUG 2 2 2005
THOMSON
FINANCIAL

Enc.
LW/jh

dlw 8/22

(Page 1)

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock code: 006)

2005 INTERIM RESULTS

CHAIRMAN'S STATEMENT

Half Year Results

The unaudited consolidated profit of the Group, after tax and Scheme of Control transfers, for the first six months of 2005 amounted to HK$2,287 million, an increase of 4.4% compared to the same period last year. While the profits of The Hongkong Electric Company, Ltd. were below the level recorded last year, this reduction has been more than off-set by the other activities of the Group, particularly our overseas operations which contributed HK$313 million (2004: HK$229 million).

Interim Dividend

The Directors have today declared an interim dividend for 2005 of 58 cents (2004: 58 cents) per share. The dividend will be payable on 23rd September 2005, to shareholders whose names appear in the Company's Register of Members on 22nd September 2005.

The Register of Members will be closed from 15th September 2005 to 22nd September 2005 both days inclusive. To qualify for the interim dividend, transfers should be lodged with the Registrars by 4:00 p.m. on 14th September 2005.

Operations

While economic conditions in Hong Kong were more favourable than during the same period last year, electricity sales were lower than expected due to cooler weather conditions. This cooler weather, together with the effect of various energy saving campaigns, has resulted in electricity unit sales for the first half of 2005 being in line with the same period last year.

Construction of the extension of the Lamma Power Station continues on schedule. The Unit 9 Main Station building and 275kV Switching Station building are substantially complete while the related chimney and underground works continue on target. Erection of the power block is on track for the scheduled commissioning in mid 2006.

The laying of the 93km submarine gas pipeline from Shenzhen to Lamma Power Station has been completed and will be ready to receive gas by May 2006. Construction of the LNG Terminal in Shenzhen, in which the Group has a 3% interest, is in progress and completion is targeted for June 2006.

The Hongkong Electric Company's (HEC) 2004-2008 Financial Plan was approved by the Executive Council on 28th June 2005. The approved Plan requires capital expenditure totaling approximately $12 billion in the five years to 2008. This expenditure is essential to enable HEC to continue to meet its customers' demands for electricity and at the same time continuing to improve the environment. Approved items in the Plan include the commissioning of a 300 MW gas-fired unit and related facilities at Lamma Power Station Extension; the conversion of an oil-fired unit to a gas-fired unit; the construction and commissioning of a commercial-scale wind turbine of about 800 kW at Tai Ling, Lamma Island; and the retrofitting of two coal-fired units with Low Nitrogen Oxides burners and Flue Gas Desulphurization plants. The Plan does not include any capital expenditure related to assets which will be commissioned after 2008.

HEC made a submission to Government in April 2005 outlining its views on the wide range of issues covered in the consultation document entitled "Stage I Consultation on the Future Development of the Electricity Market", circulated by Government at the end of January 2005. In all, Government received 766 written submissions from different sectors of the community and 175 messages through the dedicated discussion forums on their websites. It was pleasing to note that a clear majority of respondents who expressed a view considered a reliable and safe supply of electricity as the primary regulatory objective, and that a continuation of a Scheme of Control style arrangement was the preferred method of regulation. HEC shares these views.

Overseas, our operations in Australia continued to perform well. Solid financial performance was achieved largely due to increasing consumption and a continued focus on operational efficiency, although reliability was adversely affected by extreme storm activity experienced earlier in the year. The distribution price review process for ETSA was satisfactorily concluded with the regulator in May and a new tariff regime was set for five years commencing 1st July 2005. The equivalent process for Powercor and CitiPower is ongoing with the new tariff regime to take effect on 1st January 2006.

In Thailand, significant progress has been made by Ratchaburi Power Company. All environmental approvals and a construction permit have been obtained for the 1,400 MW gas-fired power plant project, and an equipment supply and construction contract has been concluded. Construction is due to commence early next year, with commissioning due in 2008. The financing package for this project is now at an advanced stage.

The acquisition of Northern Gas Networks Limited was completed in June. The Group has a 19.9% interest in this business, which is one of the eight regulated gas distribution networks in the United Kingdom.

Outlook

In Hong Kong, improving economic conditions will, if coupled with more normal weather patterns, continue to stimulate electricity consumption. Further improving productivity, operational efficiency, and the environment will continue to be prime objectives of the management team. However, while consumers continue to benefit from coal supply arrangements entered into at prices well below the unprecedented high levels seen recently, prices remain well above historical normal levels and this continues to be a concern.

We look forward to the second phase of the public consultation process designed to assist in the formulation of a regulatory framework to succeed the current Scheme of Control Agreement which expires in 2008. The second phase is anticipated to be launched by Government by the end of this year and we welcome the opportunity to continue to participate in a rational discussion on this vitally important issue.

Overseas, we are confident that the challenges faced by the businesses in which we have an interest will be favourably resolved. These challenges include obtaining a satisfactory outcome in the tariff review process for Powercor and CitiPower in Australia, concluding a financing package and commencing construction of the power station by Ratchaburi Power Company in Thailand, and ensuring that Northern Gas Networks achieves its operational and financial targets during the early stages of new ownership in the United Kingdom. We have gained valuable experience in managing these businesses and this, together with our strong financial position, encourages us to continue to explore new business opportunities which offer stable returns with manageable risks.

I take this opportunity to thank the Board, the Management Team and all staff for their many contributions, loyal service and dedicated hard work; and the Shareholders for their continued support.

George C. Magnus
Chairman

Hong Kong, 11th August 2005

FINANCIAL REVIEW

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital Expenditure during the period amounted to HK$1,534 million, which was primarily funded by internal sources and external borrowings. As at 30th June 2005, total external borrowings were HK$15,220 million (at 31st December 2004: HK$12,997 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. The increase in external borrowings was mainly due to completion of the acquisition of a 19.9% interest in Northern Gas Networks Limited in the United Kingdom in June.

In May 2005, the Group took advantage of the low interest rate environment and issued a second series of HK$500 million 10-year fixed rate notes due May 2015 with a coupon rate of 4.15% p.a. As at 30th June 2005, undrawn committed credit facilities available to the Group totalled HK$2,623 million (at 31st December 2004: HK$5,376 million). In addition, the Group has liquid funds of HK$1,584 million (at 31st December 2004: HK$1,421 million). Overall, the gearing ratio (net debt/shareholders' funds) at 30th June 2005 was 37% (at 31st December 2004: 31%).

Treasury Policies and Capital Structure

The Group continues to ensure that its businesses are financed from a variety of competitive sources and that committed facilities and operating cashflows are sufficient to meet refinancing and business expansion needs.

As at 30th June 2005, external borrowings of the Group amounted to HK$15,220 million, with the following profile:

(1) 56% was either denominated or effectively hedged into Hong Kong dollars and 44% was either denominated or effectively swapped into Australian dollars;

(2) 79% was bank loans, 17% was capital market instruments and 4% was suppliers' credits;

(3) 22% was repayable within 1 year, 58% was repayable between 2 to 5 years and 20% was repayable beyond 5 years;

(4) 70% was fixed or capped rate based and 30% was floating rate.

It is the Group's treasury policy not to engage in speculative transactions. Foreign currency transaction exposure is managed in accordance with treasury guidelines, utilising forward contracts and interest and currency swaps. As at 30th June 2005, over 99% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is partially hedged by taking on local currency borrowings or swapping foreign currency borrowings into the same currency as the underlying investments. Interest rate risk is managed by using interest rate swaps and options. The contractual notional amounts of derivative instruments outstanding at 30th June 2005 amounted to HK$15,284 million (at 31st December 2004 : HK$20,598 million) equivalent.

Contingent Liabilities

As at 30th June 2005, the Company has issued guarantees in respect of development security for an associate amounting to HK$33 million (at 31st December 2004: HK$35 million).

As at 30th June 2005, the Company has given guarantees and indemnities in respect of bank and other borrowing facilities available to subsidiaries and financial commitments of subsidiaries totaling HK$8,542 million (at 31st December 2004: HK$11,136 million) equivalent. Out of this amount, HK$8,241 million, while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

As at 30th June 2005, a wholly owned subsidiary of the Company, The Hongkong Electric Company, Limited, has given guarantees to third parties in respect of a loan scheme for electricity charges of HK$1 million (at 31st December 2004: HK$1 million) and the value of leased equipment of HK$210 million (at 31st December 2004: HK$210 million) at expiry of the lease.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the six months ended 30th June 2005, excluding directors' emoluments, amounted to HK$447 million (2004: HK$468 million). As at 30th June 2005, the Group employed 2,013 (2004: 2,083) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for staff in language, computer knowledge, and the latest technology relevant to our industry as well as numerous job-related courses to enhance other more general skills and knowledge of our employees.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th June 2005

	Note	Six months ended 30th June 2005 HK$ million	2004 HK$ million restated
Turnover	3	5,363	5,327
Direct costs		(1,993)	(1,989)
		3,370	3,338
Other revenue and net income		482	439
Other operating costs		(409)	(351)
Finance costs		(298)	(302)
Operating profit	4	3,145	3,124
Share of profits less losses of associates		259	184
Profit before taxation		3,404	3,308
Income tax	5	(659)	(637)
Profit after taxation		2,745	2,671
Scheme of Control transfers to:	6		
Development Fund		(458)	(481)
Rate Reduction Reserve		—	—
		(458)	(481)
Profit attributable to shareholders			
Local activities		1,974	1,961
Overseas activities		313	229
Total		2,287	2,190
Interim dividend	7	1,238	1,238
Earnings per share	8	107 cents	103 cents
Interim dividend per share	7	58 cents	58 cents

CONSOLIDATED BALANCE SHEET
At 30th June 2005

	Note	(Unaudited) 30th June 2005 HK$ million	(Audited) 31st December 2004 HK$ million restated
Non-current assets			
Fixed assets			
— Property, plant and equipment		38,219	38,982
— Assets under construction		5,088	3,810
		43,307	42,792
Leasehold land		2,452	2,484
Interest in associates		9,127	8,914
Other investments		1,620	39
Derivative financial instruments		50	—
Employee retirement benefit assets		336	296
Deferred tax assets		1	—
		56,893	54,525
Current assets			
Inventories		516	466
Trade and other receivables	9	1,448	1,069
Fuel Clause Account		1,125	1,197
Bank balances and other liquid funds	10	1,591	1,426
		4,680	4,158
Current liabilities			
Trade and other payables	11	(1,276)	(1,282)
Bank overdrafts - unsecured		(7)	(5)
Current portion of bank loans and other borrowings		(3,234)	(1,400)
Current taxation		(393)	(229)
		(4,910)	(2,916)
Net current (liabilities)/assets		(230)	1,242
Total assets less current liabilities		56,663	55,767
Non-current liabilities			
Interest-bearing borrowings		(11,324)	(10,832)
Deferred creditors and other payables		(443)	(569)
Derivative financial instruments		(457)	—
Customers' deposits		(1,476)	(1,455)
Deferred tax liabilities		(5,340)	(5,237)
Employee retirement benefit liabilities		(105)	(102)
		(19,145)	(18,195)
Rate Reduction Reserve		—	—
Development Fund		(458)	—
Net Assets		37,060	37,572
Capital and Reserves			
Share capital		2,134	2,134
Reserves		34,926	35,438
		37,060	37,572

Notes:

1. **Review of Condensed Interim Financial Statements**

The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

2. **Accounting Policies**

The same accounting policies adopted in the 2004 annual financial statements have been applied to the condensed interim financial statements except those mentioned below.

Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for the accounting periods beginning on or after 1st January 2005. In 2005, the Group has adopted all new HKFRSs pertinent to its operations. The applicable HKFRSs are set out below and the 2004 accounts have been restated in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKFRS 3	Business Combinations
HK(SIC)-INT 32	Intangible Assets — Web Site Costs
HK-INT 4	Leases — Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of HKAS 1, 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 21, 23, 24, 27, 33, 34, 37, 40 and HK(SIC)-INT 32 did not result in substantial changes to the Group's accounting policies. In summary, these HKASs and HK(SIC)-INT affect certain presentation in the consolidated balance sheet, consolidated profit and loss account and consolidated statement of changes in equity, and disclosure of accounts.

The adoption of HKAS 36, HKAS 38 and HKFRS 3 has resulted in a change in the accounting policy relating to goodwill. Positive goodwill was previously amortised on a straight-line basis over its estimated useful life. In accordance with the provisions of HKFRS 3, the Group ceased amortization of goodwill from 1st January 2005 and the adoption of these standards have no impact to the Group's results and net asset value.

The adoption of HKAS 17 and HK-INT 4 has resulted in a change in accounting policy relating to leasehold land. Leasehold land and buildings were previously carried at cost less accumulated depreciation and impairment losses. In accordance with the provisions of HKAS 17 and HK-INT 4, a lease of land and building should be split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land element and the building element of the lease at the inception of the lease. The lease premium for land is stated at cost and amortised over the period of the lease. The leasehold building is stated at cost less accumulated depreciation and impairment losses. HKAS 17 and HK-INT 4 have been applied prospectively. The main reason for not applying HKAS 17 and HK-INT 4 retrospectively is that the Management considered the impact is immaterial.

The adoption of HKAS 28 has resulted in a change in accounting policy relating to investments in associates. In accordance with the provisions of HKAS 28, recognition of the share of associate's losses under equity method is broadened by including other long-term non-equity interests, which in substance form part of the net investment of an associate. HKAS 28 has been applied retrospectively.

The adoption of HKAS 32 and HKAS 39 has resulted in a change in accounting policy for recognition, measurement, derecognition, presentation and disclosure of financial instruments, including non-derivative financial assets, non-derivative financial liabilities and derivative instruments for hedging activities. In accordance with the provisions of HKAS 39, financial instruments will be carried at either amortised cost or fair value, depending on their classification. Movements in fair value will be either charged to profit and loss account or taken to equity. The Group took the exemption which was allowed under HKAS 32 and HKAS 39 not to restate its comparative information. It therefore adopted HKAS 32 and HKAS 39 at 1st January 2005.

Effect of changes in the accounting policies on consolidated profit and loss account:

HK$ million	Effect of adopting HKAS 17 & HK-INT 4	HKAS 28	HKAS 32 & HKAS 39	Total
For the six months ended 30th June 2005:				
Increase in direct costs	(2)	—	—	(2)
Increase in other operating costs	—	—	(2)	(2)
Increase in share of profits less losses of associates	—	83	—	83
Increase in income tax	—	(40)	—	(40)
Total increase/(decrease) in profit	(2)	43	(2)	39
Increase in earning per share (cents)	—	2	—	2
For the six months ended 30th June 2004:				
Decrease in share of profits less losses of associates	—	(27)	—	(27)
Increase in income tax	—	(11)	—	(11)
Total decrease in profit	—	(38)	—	(38)
Decrease in earning per share (cents)	—	(1)	—	(1)

Effect of changes in the accounting policies on consolidated balance sheet:

HK$ million	Effect of adopting HKAS 17 & HK-INT 4	HKAS 28	HKAS 32 & HKAS 39	Total
At 30th June 2005				
Increase/(decrease) in assets				
Fixed assets — property, plant and equipment	(2,295)	—	—	(2,295)
Fixed assets — assets under construction	(159)	—	—	(159)
Leasehold land	2,452	—	—	2,452
Interest in associates	—	(499)	137	(362)
Derivative financial instruments	—	—	50	50
Deferred tax assets	—	—	1	1
Trade and other receivables (current)	—	—	27	27
Increase/(decrease) in liabilities/equity				
Trade and other payables (current)	—	—	28	28
Current portion of bank loans and other borrowings	—	—	1	1
Interest-bearing borrowings	—	—	(251)	(251)
Derivative financial instruments	—	—	457	457
Exchange reserves	—	(86)	—	(86)
Hedging reserves	—	—	(14)	(14)
Revenue reserves	(2)	(413)	(6)	(421)
At 31st December 2004				
Increase/(decrease) in assets				
Fixed assets — property, plant and equipment	(2,326)	—	—	(2,326)
Fixed assets — assets under construction	(158)	—	—	(158)
Leasehold land	2,484	—	—	2,484
Interest in associates	—	(284)	—	(284)
Decrease in equity				
Exchange reserves	—	(79)	—	(79)
Revenue reserves	—	(205)	—	(205)

3. **Turnover and Segmental Information**

The analyses of the principal activities and geographical locations of the operations of the Group during the financial period are as follows:

	Turnover Six months ended 30th June 2005 HK$ million	2004 HK$ million	Operating profit Six months ended 30th June 2005 HK$ million	2004 HK$ million
Principal activities				
Sales of electricity and its related income	5,338	5,303	2,998	3,029
Technical service fees	25	24	5	3
Unallocated and other items	—	—	—	2
	5,363	5,327	3,003	3,034
Interest income			459	435
Finance costs			(298)	(302)
Unallocated group expenses			(19)	(43)
Operating profit			3,145	3,124

Geographical locations of operations

	Turnover Six months ended 30th June 2005 HK$ million	2004 HK$ million
Hong Kong	5,355	5,322
Rest of Asia, Australia and other locations	8	5
	5,363	5,327

4. **Operating Profit**

	Six months ended 30th June 2005 HK$ million	2004 HK$ million restated
Operating profit is shown after charging/(crediting):		
Depreciation		
Depreciation charges for the period	999	1,004
Less: depreciation capitalised	(69)	(72)
	930	932
Amortisation of leasehold land	29	27
Net profit on disposal of fixed assets	13	—

5. **Income Tax**

	Six months ended 30th June 2005 HK$ million	2004 HK$ million restated
Current Tax		
The Company and its subsidiaries — Hong Kong	437	463
Deferred Tax		
The Company and its subsidiaries — Hong Kong	103	59
Associates — Overseas	119	115
	222	174
Total	659	637

Hong Kong Profits Tax has been provided for at the rate of 17.5% (2004: 17.5%) based on the estimated assessable profits for the period. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

6. **Scheme of Control Transfers**

The Scheme of Control transfers are a mid year notional transfer. The actual Scheme of Control transfers can only be determined in accordance with the Scheme of Control at the year end.

7. **Interim Dividend**

After the balance sheet date, the interim dividend declared by the Board of Directors is as follows:

	Six months ended 30th June 2005 HK$ million	2004 HK$ million
Interim dividend of 58 cents per share (2004: 58 cents per share)	1,238	1,238

8. **Earnings Per Share**

The calculation of earnings per share is based on the profit attributable to shareholders of HK$2,287 million (2004 restated: HK$2,190 million) and 2,134,261,654 shares (2004: 2,134,261,654 shares) in issue during the period.

9. **Trade and Other Receivables**

	30th June 2005 HK$ million	31st December 2004 HK$ million
Demand Side Management account	46	46
Debtors (see note below)	1,402	1,023
	1,448	1,069
Debtors' ageing is analysed as follows:		
Within 1 month	736	528
1 to 3 months overdue	26	25
More than 3 months overdue but less than 12 months overdue	11	10
Total trade debtors (see note below)	773	563
Deposits, prepayments and other receivables	629	460
	1,402	1,023

Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

10. **Bank Balances and Other Liquid Funds**

	30th June 2005 HK$ million	31st December 2004 HK$ million
Time deposits	1,579	1,415
Cash at bank and in hand	12	11
	1,591	1,426

11. **Trade and Other Payables**

	30th June 2005 HK$ million	31st December 2004 HK$ million
Creditors (see note below)	1,064	1,070
Current portion of deferred creditors	212	212
	1,276	1,282
Creditors' ageing is analysed as follows:		
Due within 1 month	350	440
Due between 1 month and 3 months	109	236
Due between 3 months and 12 months	571	366
	1,030	1,042
Other payables	34	28
	1,064	1,070

12. **Comparative Figures**

Certain comparative figures have been reclassified to confirm with the current period's presentation, details of which are set out in note 2.

OTHER INFORMATION

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the period under review.

Code on Corporate Governance Practices

With the exception that non-executive directors are not appointed for a specific term but retire from office by rotation once every three years in accordance with the Articles of Association of the Company, the Company has complied with the applicable code provisions set out in the new Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited during the accounting period covered by this Interim Report.

Board Composition

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立的有限公司)
(股份代號：006)

二零零五年中期業績

董事局主席報告

中期業績

二零零五年集團首六個月未經審核之綜合溢利，經扣除稅項及作管制計劃調撥後，為港幣二十二億八千七百萬元，較去年同期增加百分之四點四。期內儘管香港電燈有限公司溢利低於去年同期水平，但集團其他業務，特別是海外業務的溢利貢獻理想，達港幣三億一千三百萬元（二零零四年為港幣二億二千九百萬元），遠遠抵銷有關影響。

中期息

董事局宣佈二零零五年度中期息為每股五角八分（二零零四年為五角八分）。股息將於二零零五年九月二十三日派發予二零零五年九月二十二日已登記在股東名冊之股份持有人。

本公司將於二零零五年九月十五日至二零零五年九月二十二日（首尾兩天包括在內）停止辦理過戶手續。擬收取中期息之人士，須於二零零五年九月十四日下午四時前向股權登記處辦理過戶手續。

業務

期內香港的經濟狀況雖然較去年同期有所改善，但由於天氣較為清涼，售電量較預期為低，加上受多項節約能源計劃的影響，導致今年上半年的售電量與去年相若。

南丫發電廠擴建工程進展良好，第九號發電機組的主廠房及275千伏開關站已大致完成，煙囪及地底設施的工程，以及機組設施的安裝工作亦正按計劃進行，配合發電機組在二零零六年年中投產。

由深圳至南丫發電廠長達九十三公里的海底氣體管道已鋪設完成，管道可望於二零零六年五月接收天然氣。位於深圳的液化天然氣站則仍在興建當中，預期於二零零六年六月落成。本集團持有上述氣站百分之三股權。

香港電燈有限公司（港燈）二零零四至二零零八年的財務計劃已於二零零五年六月二十八日獲行政會議通過，當中涉及至二零零八年五年內的工程項目，資本開支總額約港幣一百二十億元。有關開支實屬必需，以確保港燈可繼續滿足客戶電力需求及改善環境。獲批的項目包括在南丫發電廠擴建部分安裝一台300兆瓦天然氣發電機組及擴建部分的配套設施；將一台燃油發電機組改裝為燃氣機組；於南丫島大嶺設立一台具商業規模的800千瓦風力發電站；以及為兩台燃煤機組加裝煙氣脫硫裝置及改裝低氮氧化物燃燒器。此計劃並未包括涉及二零零八年後投產的資產之資本開支。

港燈於二零零五年四月，就政府於一月底推出的《香港電力市場未來的發展第一階段諮詢文件》提交回應文件，陳述在一系列相關課題上的意見。政府共收到七百六十六份來自社會不同界別的書面回應，以及一百七十五個在網上專題論壇發表的意見。當中大部份有表達意見的人士認為，應以維持可靠及安全的電力供應為首要目標，以及支持延續《管制計劃協議》形式的安排。港燈對此表示高興，並認同這些觀點。

海外業務方面，集團的澳洲業務繼續維持良好表現。售電量上升及營運效率持續提升帶來穩健的財務表現，然而早前當地遇到特大風暴，令供電可靠性受到影響。ETSA已於五月與監管機構完成分銷價格檢討，新收費於二零零五年七月一日開始生效，為期五年。Powercor和CitiPower亦正進行同樣的檢討，新收費將於二零零六年一月一日起生效。

在泰國，Ratchaburi Power Company在籌建容量達1,400兆瓦的燃氣電廠項目上，取得顯著進展。項目的所有環境批核已獲通過，建造許可證已批出，而一份有關設備供應及建造的合約亦已經達成。電廠建造工程預期於明年年初展開，並於二零零八年投產，而項目融資工作亦已進入後期階段。

收購英國Northern Gas Networks Limited股權的工作於六月完成。該公司是英國八個受監管的氣體分銷網絡之一，集團持有百分之十九點九權益。

展望

[illegible]

未經審核綜合損益表
截至二零零五年六月三十日止之六個月

	附註	截至六月三十日止之六個月 二零零五年 港幣百萬元計	二零零四年 港幣百萬元計 重報
營業額	三	5,363	5,327
直接成本		(1,993)	(1,989)
		3,370	3,338
其他收入及收益淨額		482	439
其他營運成本		(409)	(351)
財務成本		(298)	(302)
經營溢利	四	3,145	3,124
所佔聯營公司溢利減虧損		259	184
除稅前溢利		3,404	3,308
收益稅	五	(659)	(637)
除稅後溢利		2,745	2,671
管制計劃調撥撥入：	六		
發展基金		(458)	(481)
減費儲備		—	—
		(458)	(481)
股東應得溢利			
香港業務		1,974	1,961
海外業務		313	229
總數		2,287	2,190
中期股息	七	1,238	1,238
每股溢利	八	107分	103分
每股中期股息	七	58分	58分

綜合資產負債表
於二零零五年六月三十日

	附註	(未經審核) 二零零五年 六月三十日 港幣百萬元計	(經審核) 二零零四年 十二月三十一日 港幣百萬元計 重報
非流動資產			
固定資產			
— 物業、儀器及設備		38,219	38,982
— 在建造中資產		5,088	3,810
		43,307	42,792
租約土地		2,452	2,484
聯營公司權益		9,127	8,914
其他投資		1,620	39
衍生金融工具		50	—
僱員退休福利資產		336	296
遞延稅項資產		1	—
		56,893	54,325

更改會計政策對綜合損益表的影響：

港幣百萬元計	採納有關準則的影響：香港會計準則第十七號及香港詮釋第四號	香港會計準則第二十八號	香港會計準則第三十二號及第三十九號	合計
截至二零零五年六月三十日止之六個月：				
直接成本增加	(2)	—	—	(2)
其他營運成本增加	—	—	(2)	(2)
所佔聯營公司溢利減虧損增加	—	83	—	83
收益稅增加	—	(40)	—	(40)
溢利合共增加／(減少)	(2)	43	(2)	39
每股溢利增加(分)	—	2	—	2
截至二零零四年六月三十日止之六個月：				
所佔聯營公司溢利減虧損減少	—	(27)	—	(27)
收益稅增加	—	(11)	—	(11)
溢利合共減少	—	(38)	—	(38)
每股溢利減少(分)	—	(1)	—	(1)

更改會計政策對綜合資產負債表的影響：

港幣百萬元計	採納有關準則的影響：香港會計準則第十七號及香港詮釋第四號	香港會計準則第二十八號	香港會計準則第三十二號及第三十九號	合計
於二零零五年六月三十日				
資產增加／(減少)				
固定資產 — 物業、儀器及設備	(2,295)	—	—	(2,295)
固定資產 — 在建造中資產	(159)	—	—	(159)
租約土地	2,452	—	—	2,452
聯營公司權益	—	(499)	137	(362)
衍生金融工具	—	—	50	50
遞延稅項資產	—	—	1	1
應收營業及其他賬項(流動)	—	—	27	27
負債／股本權益增加／(減少)				
應付營業及其他賬項(流動)	—	—	28	28
銀行貸款及其他貸款流動部分	—	—	1	1
計息貸款	—	—	(251)	(251)
衍生金融工具	—	—	457	457
匯兌儲備	—	(86)	—	(86)
對沖儲備	—	—	(14)	(14)
收益儲備	(2)	(413)	(6)	(421)
於二零零四年十二月三十一日				
資產增加／(減少)				
固定資產 — 物業、儀器及設備	(2,326)	—	—	(2,326)
固定資產 — 在建造中資產	(158)	—	—	(158)
租約土地	2,484	—	—	2,484
聯營公司權益	—	(284)	—	(284)
股本權益減少				
匯兌儲備	—	(79)	—	(79)
收益儲備	—	(205)	—	(205)

三. 營業額及分部資料

本集團於本財政期內的主要業務及經營地區分析如下：

	營業額 截至六月三十日止之六個月 二零零五年 港幣百萬元計	二零零四年 港幣百萬元計	經營溢利 截至六月三十日止之六個月 二零零五年 港幣百萬元計	二零零四年 港幣百萬元計
主要業務				
電力銷售及電力有關收入	5,338	5,303	2,998	3,029
技術服務收入	25	24	5	3
未分配及其他項目	—	—	—	2
	5,363	5,327	3,003	3,034
利息收入			459	435
財務成本			(298)	(302)
未分配的集團支出			(19)	(43)
經營溢利			3,145	3,124

經營地區

	營業額 截至六月三十日止之六個月 二零零五年 港幣百萬元計	二零零四年 港幣百萬元計
[illegible]	5,355	5,322

海外業務方面，我們有信心集團正面對的挑戰可完滿解決。這些挑戰包括要在澳洲Powercor及CitiPower的電價檢討工作中取得滿意的結果；在泰國Ratchaburi Power Company順利完成融資及開展建造工程；以及確保英國Northern Gas Networks在股權易手初期達到營運及財務指標等。我們從管理這些業務取得寶貴的經驗，加上集團強健的財務狀況，令我們可繼續物色能提供穩定收益而風險在可接受水平的投資機會。

本人謹此向董事局同寅、管理層及全體員工致謝，感謝他們竭誠服務，努力不懈及在各方面貢獻良多，並感謝股東一直的支持。

主席
麥理思

香港，二零零五年八月十一日

財務回顧

資本開支、流動資金、財政資源及資本負債比率

期內之資本開支為港幣十五億三千四百萬元，該資本開支主要以內部資源及向外貸款支付。於二零零五年六月三十日，向外貸款總額為港幣一百五十二億二千萬元（於二零零四年十二月三十一日為港幣一百二十九億九千七百萬元），包括無抵押之銀行貸款、無抵押之遞延應付賬項及已發行之債務證券。向外貸款之增加主要由於收購英國Northern Gas Networks Limited百分之十九點九權益已在六月完成。

於二零零五年五月，集團趁着當時的低利率環境發行了第二系列十年期之港幣五億元定息票據，其票面息率為年息四點一五厘及還款期至二零一五年五月。於二零零五年六月三十日，集團已承擔但未動用之信貸總額為港幣二十六億二千三百萬元（於二零零四年十二月三十一日為港幣五十三億七千六百萬元）。此外，我們的流動資金達港幣十五億八千四百萬元（於二零零四年十二月三十一日為港幣十四億二千一百萬元）。於二零零五年六月三十日之資本負債比率（淨負債／股東資金）為百分之三十七（於二零零四年十二月三十一日為百分之三十一）。

庫務政策及資本結構

集團繼續確保以各種不同而又優越的財務資源提供業務所需資金，及已承擔之信貸安排和營運現金已足夠應付再融資及業務發展之資金需要。

於二零零五年六月三十日，集團向外貸款為港幣一百五十二億二千萬元，其結構如下：

(一) 百分之五十六以港元為單位或透過有效對沖為港元及百分之四十四以澳元為單位或透過有效掉換為澳元；

(二) 百分之七十九為銀行貸款，百分之十七為資本市場工具及百分之四為供應商信貸；

(三) 百分之二十二貸款在一年內償還，百分之五十八貸款償還期為二至五年及百分之二十貸款償還期超越五年；

(四) 百分之七十為定息或上限息類別及百分之三十為浮息類別。

集團的庫務政策是不參與投機性交易。根據庫務指引採用遠期合約、利率及外匯掉期合約以管理外幣交易風險。於二零零五年六月三十日，集團超過百分之九十九之交易風險已作對沖或以港元或美元為單位。海外投資所產生的外匯風險，已安排當地貨幣借款或將外幣借款掉換為當地貨幣以對沖部份之外匯風險。集團利用利率掉期和利率期權合約以管理利率風險。於二零零五年六月三十日，未履行的衍生工具合約名義總額為港幣等值一百五十二億八千四百萬元（於二零零四年十二月三十一日為港幣二百零五億九千八百萬元）。

或有負債

於二零零五年六月三十日，本公司就給予聯營公司的開發保證而作出擔保合共港幣三千三百萬元（於二零零四年十二月三十一日為港幣三千五百萬元）。

於二零零五年六月三十日，本公司就附屬公司之銀行及其他借款及就附屬公司之財務承擔合共港幣等值八十五億四千二百萬元（於二零零四年十二月三十一日為港幣一百一十一億三千六百萬元）而作出擔保及賠償保證。在該或有債務中，港幣八十二億四千一百萬元已反映在集團的綜合資產負債表內。

於二零零五年六月三十日，集團之全資附屬公司香港電燈有限公司就一項電費貸款計劃合共港幣一百萬元（於二零零四年十二月三十一日為港幣一百萬元）及就一項於租約期滿日之港幣二億一千萬元（於二零零四年十二月三十一日為港幣二億一千萬元）設備租賃而向第三者作出擔保。

僱員

集團繼續採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零五年六月三十日止之六個月，除董事酬金外，集團的員工薪酬總支出達港幣四億四千七百萬元（二零零四年為港幣四億六千八百萬元）。於二零零五年六月三十日，集團長期僱員人數為二千零一十三名（二零零四年為二千零八十三名）。集團並無優先認股計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦提供語言、電腦知識、與本行業有關的先進技術及各樣與工作相關的訓練課程，藉此增加員工多方面的技術和知識。

	附註		
應付營業及其他賬項	十一	(1,276)	(1,282)
銀行透支－無抵押		(7)	(5)
銀行貸款及其他貸款流動部分		(3,234)	(1,400)
本期稅項		(393)	(229)
		(4,910)	(2,916)
流動（負債）／資產淨額		(230)	1,242
總資產減流動負債		56,663	55,767
非流動負債			
計息貸款		(11,324)	(10,832)
遞延應付賬項及其他應付賬項		(443)	(569)
衍生金融工具		(457)	—
客戶按金		(1,476)	(1,455)
遞延稅項負債		(5,340)	(5,237)
僱員退休福利負債		(105)	(102)
		(19,145)	(18,195)
減值儲備		—	—
發展基金		(458)	—
資產淨值		37,060	37,572
資本及儲備			
股本		2,134	2,134
儲備		34,926	35,438
		37,060	37,572

附註：

一. **審閱簡明中期財務報表**

本簡明中期財務報表乃未經審核，但已由審計委員會作出審閱。

二. **會計政策**

除以下所述外，本簡明中期財務報表所採用之會計政策與編製二零零四年全年財務報表所用者相同。

香港會計師公會已頒佈多項全新及經修訂的香港財務報告準則及香港會計準則（「新準則」），並於二零零五年一月一日或其後開始的會計期間生效。本集團在二零零五年採納所有與本集團業務有關的新準則。以下所載為適用的新準則，而二零零四年度的賬目已經根據有關規定重報。

香港會計準則第一號	財務報表的呈列
香港會計準則第二號	存貨
香港會計準則第七號	現金流量表
香港會計準則第八號	會計政策、會計估計的變更以及差錯
香港會計準則第十號	資產負債表日以後事項
香港會計準則第十一號	建造合同
香港會計準則第十二號	收益稅
香港會計準則第十四號	分部報告
香港會計準則第十六號	物業、廠房及設備
香港會計準則第十七號	租賃
香港會計準則第十八號	收入
香港會計準則第十九號	僱員福利
香港會計準則第二十一號	外幣匯率變動的影響
香港會計準則第二十三號	借款費用
香港會計準則第二十四號	有關連人士披露
香港會計準則第二十七號	綜合及獨立財務報表
香港會計準則第二十八號	於聯營公司的投資
香港會計準則第三十二號	金融工具：披露及呈列
香港會計準則第三十三號	每股盈利
香港會計準則第三十四號	中期財務報告
香港會計準則第三十六號	資產耗蝕
香港會計準則第三十七號	撥備、或有負債及或有資產
香港會計準則第三十八號	無形資產
香港會計準則第三十九號	金融工具：確認及計量
香港會計準則第四十號	投資物業
香港財務報告準則第三號	業務合併
香港(SIC)解釋第三十二號	無形資產 — 互聯網費用
香港解釋第四號	租賃 — 就香港土地租賃的租賃期的確定

本集團採納香港會計準則第一、二、七、八、十、十一、十二、十四、十六、十八、十九、二十一、二十三、二十四、二十七、三十三、三十四、三十七、四十號及香港(SIC)解釋第三十二號對集團的會計政策並無帶來重大改變。概括而言，這些香港會計準則及解釋對綜合資產負債表、綜合損益表及綜合權益變動報表內若干呈列有所影響，及對賬目中若干資料披露有所影響。

本集團採納香港會計準則第三十六號、香港會計準則第三十八號及香港財務報告準則第三號後，有關商譽的會計政策有所改變。在以往，正商譽是以直線法按其估計使用年限攤銷。但根據香港財務報告準則第三號的條文，集團從二零零五年一月一日起停止攤銷商譽。採納這些準則對本集團之業績及資產淨值並沒有構成影響。

本集團採納香港會計準則第十七號及香港解釋第四號後，有關租約土地的會計政策有所改變。在以往，租約土地及樓房是按成本減累計折舊及減值虧損列賬。但根據香港會計準則第十七號及香港解釋第四號的條文，凡土地及樓房的租約，應在租約開始時參照租賃中土地租賃權益與樓房租賃權益的相對公平值，按比例分為土地租賃與樓房租賃兩部分。土地租金按成本列賬並於租賃期內攤銷，租賃樓房按成本減累計折舊及減值虧損列賬。採納香港會計準則第十七號及香港解釋第四號按未來適用法處理，管理層採納香港會計準則第十七號及香港解釋第四號不以追溯方法處理的主要原因是採納這些會計準則對本集團並沒有構成重大影響。

本集團採納香港會計準則第二十八號後，有關於聯營公司的投資的會計政策有所改變。根據香港會計準則第二十八號的條文，按權益法確定所佔聯營公司之虧損將擴大至包括其他長期非股本權益，而該長期非股本權益實質是屬於聯營公司淨投資的一部分。香港會計準則第二十八號已追溯處理。

本集團採納香港會計準則第三十二號及香港會計準則第三十九號後，有關非衍生財務資產、非衍生財務負債及對沖活動之衍生工具等金融工具的確認、計量、不再確認、呈列及資料披露的會計政策有所改變。根據香港會計準則第三十九號的條文，視乎金融工具之分類而定，金融工具將按攤銷成本或公平價值列賬，公平價值之變動扣自損益表或計入儲備內。本集團根據香港會計準則第三十二號及香港會計準則第三十九號可豁免重報比較數字，故採納香港會計準則第三十二號及香港會計準則第三十九號由二零零五年一月一日起。

經營溢利已扣除／（計入）下列項目：

折舊		
期內之折舊費用	999	1,004
減：折舊資本化	(69)	(72)
	930	932
租約土地攤銷	29	27
變賣固定資產溢利淨額	13	—

五. **收益稅**

	截至六月三十日止之六個月 二零零五年 港幣百萬元計	二零零四年 港幣百萬元計 重報
本期稅項		
本公司及其附屬公司 — 香港	437	463
遞延稅項		
本公司及其附屬公司 — 香港	103	59
聯營公司 — 海外	119	115
	222	174
總數	659	637

香港利得稅準備乃按照期內的估計應課稅溢利以稅率百分之十七點五（二零零四年為百分之十七點五）計算。海外稅項準備乃按照估計應課稅溢利以適用的稅率計算。

六. **管制計劃調撥**

管制計劃調撥乃一項年中之暫計調撥。管制計劃調撥之確實數目只能於年底結算時根據管制計劃確定。

七. **中期股息**

在資產負債表日後，董事局宣佈派發中期股息如下：

	截至六月三十日止之六個月 二零零五年 港幣百萬元計	二零零四年 港幣百萬元計
中期股息每股五角八分（二零零四年為每股五角八分）	1,238	1,238

八. **每股溢利**

每股溢利是按照本期內股東應得溢利港幣二十二億八千七百萬元（二零零四年重報為港幣二十一億九千萬元）及本期內已發行股數2,134,261,654股（二零零四年為2,134,261,654股）計算。

九. **應收營業及其他賬項**

	二零零五年 六月三十日 港幣百萬元計	二零零四年 十二月三十一日 港幣百萬元計
電力需求管理賬	46	46
應收賬項（參閱下列附註）	1,402	1,023
	1,448	1,069
應收賬項賬齡分析如下：		
少於一個月	736	528
一至三個月過期未付	26	25
超過三個月但少於十二個月過期未付	11	10
應收營業賬項（參閱下列附註）	773	563
定金、預付款項及其他應收賬項	629	460
	1,402	1,023

發給家庭、小型工業、商業及雜項供電客戶的電費賬單，收到時已到期，須立即繳付。發給最高負荷供電客戶的賬單，將給予十六個工作天的信用期限。最高負荷供電客戶如在信用期限後付賬，則香港電燈有限公司可另加百分之五附加費於賬單內。

十. **銀行結存及其他流動資金**

	二零零五年 六月三十日 港幣百萬元計	二零零四年 十二月三十一日 港幣百萬元計
定期存款	1,579	1,415
銀行存款及現金	12	11
	1,591	1,426

十一. **應付營業及其他賬項**

	二零零五年 六月三十日 港幣百萬元計	二零零四年 十二月三十一日 港幣百萬元計
應付賬項（參閱下列附註）	1,064	1,070
遞延應付賬項流動部分	212	212
	1,276	1,282
應付賬項賬齡分析如下：		
一個月內到期	350	440
一個月至三個月內到期	109	236
三個月至十二個月內到期	571	366
	1,030	1,042
其他應付賬項	34	28
	1,064	1,070

十二. **比較數字**

為符合本期間之呈列基準，已重新分類若干比較數字，有關詳情載於附註二。

其他資料

購回、出售或贖回本公司之股份

本公司及其附屬公司於期內並無購回、出售或贖回本公司之股份。

企業管治常規守則

除各非執行董事無指定任期並根據本公司組織章程細則至少每三年一次輪值退任外，本公司在本中期報告所包括會計期間內有遵守載於香港聯合交易所有限公司證券上市規則附錄十四之新的企業管治常規守則內適用之守則。

董事局組成

於本公佈日期，本公司執行董事為麥理思先生（主席）、霍建寧先生（副主席）、曹棨森先生（集團董事總經理）、甄達安先生、李蘭意先生、甘慶林先生、李澤鉅先生及陸法蘭先生；非執行董事為夏佳理先生、周胡慕芳女士、顧浩格先生（獨立非執行董事）、余頌平先生（獨立非執行董事）、黃頌顯先生（獨立非執行董事）及佘立仁先生。